82-34978

Clariant Ltd

Rothausstrasse 61
CH-4132 Muttenz 1
Switzerland


Clariant




10015457

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop: Room 3628
100 F Street, NE
Washington DC 20549
U.S.A.

SUPPL

CH-4132 Muttenz 1, 29/03/2010

Investor Relations
Mirjam Grieder Buttler
Tel.: +41 61 469 6766
Fax: +41 61 469 67 67
E-Mail: mirjam.grieder@clariant.com
www.clariant.com

ref. exeption number: 82-34978

Dear Sirs,

we are herewith submitting documents pursuant to the exemption we obtained under Rule 12g3-2 (b).

Please find enclosed following document:
- Ad-hoc Announcement:

Clariant Annual General Meeting Votes in Favor of Board Proposals

Muttenz, March 29, 2010 - Clariant, a world leader in specialty chemicals, announced today that the 15th Annual General Meeting adopted each of the resolutions proposed by the Board of Directors.

Yours sincerely,

Clariant Ltd

Mirjam Grieder Buttler

dlw 4/1

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www.clariant.com

Clariant International Ltd
Rothausstrasse 61
4132 Muttenz 1
Switzerland

Media Release

Clariant International Ltd

Clariant Annual General Meeting Votes in Favor of Board Proposals

Muttenz, March 29, 2010 - Clariant, a world leader in specialty chemicals, announced today that the 15th Annual General Meeting adopted each of the resolutions proposed by the Board of Directors.

More than 500 shareholders, representing roughly 25% of the share capital recorded in Clariant's share register attended the Annual General Meeting (AGM) held on March 29, 2010 in Basel.

The AGM approved the Annual Report of the company and discharged the corporate bodies of the company for their actions in the business year 2009. It was also agreed that the financial loss Clariant sustained in 2009 be allocated to the free reserves. No dividend or similar payout to shareholders will be granted in 2010.

Prof. Dr. Peter Chen, a member of the Board of Directors since 2006, was reelected for a further three year term. Furthermore the shareholders approved amendments to the Articles of Association regarding a necessary adaptation to the new "Federal Act Securities held with an Intermediary (BEG)" as well as the possibility to introduce electronic decision making in AGMs.

Clariant's Chairman, Jürg Witmer, highlighted the progress which has been achieved in 2009. "In the past year we have made substantial progress in establishing a solid foundation for the company, but we still have a long way to go. Therefore, we must press ahead with our restructuring program. Our intention is to lay the basis for a sustainable return to profitable growth from 2011 onwards. This is not only in the interest of our employees and our customers, but also of our shareholders. Clariant's future will be only

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secured when our earnings reflect the actual performance potential of the company and the expectations of the capital markets."

CEO Hariolf Kottmann stated that Clariant's achievements in 2009 are good but that fundamentally nothing has changed as the company's performance still clearly lags behind its peer group. He emphasized that there is no value creating alternative but to continue the restructuring program in 2010 with its focus on improving cash, and reducing cost and complexity. "It is our expectation to have built ourselves a stable platform for profitable growth by the end of the year. The prerequisite for this step is to maximize the performance of Clariant based on our current portfolio and Business Units."

Hariolf Kottmann said: "In a continuously challenging economic climate Clariant expects 2010 sales growth in local currencies in the moderate single-digit range. We are confident the continued restructuring measures will improve the company's cost position, resulting in a positive impact on the operating result." Hariolf Kottmann further stated that 2010 is the second and last year of the restructuring program. The implementation of the program will lead to further headcount reductions.

ENDS


Clariant

Media Contacts

Arnd Wagner	Phone	+41 61 469 61 58
	Email	arnd.wagner@clariant.com
Nigel Thornton	Phone	+ 41 61 469 67 43
	Email	nigel.thornton@clariant.com
Stefanie Nehlsen	Phone	+41 61 469 67 42
	Email	stefanie.nehlsen@clariant.com

Investor Relations Contact

Ulrich Steiner	Phone	+41 61 469 67 45
	Email	ulrich.steiner@clariant.com

Please visit our new website www.clariant.com

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Clariant International Ltd
Group Communications
Media Release
March 29, 2010

Clariant – Exactly your chemistry

Clariant is a global leader in the field of specialty chemicals. Strong business relationships, commitment to outstanding service and wide-ranging application know-how make Clariant a preferred partner for its customers.

Clariant is represented globally by more than 100 group companies and employs about 17,500 people. Headquartered in Muttenz near Basel, Switzerland, it generated sales of CHF 6.6 billion in 2009. Clariant is organized into ten Business Units: Additives; Detergents & Intermediates; Emulsions; Industrial & Consumer Specialties; Leather Services; Masterbatches; Oil & Mining Services; Paper Specialties; Pigments; and Textile Chemicals.

Clariant is committed to sustainable growth, which is derived from its own innovative strength. Clariant's world-class products and services play a key role in its customers' manufacturing processes and add value to their end products. The company's success is based on the know-how of its people and their ability to identify new customer needs at an early stage and develop innovative, efficient solutions.

www.clariant.com